

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2019

Joseph Payne
Chief Legal Officer & Secretary
Air Transport Services Group, Inc.
145 Hunter Drive
Wilmington, Ohio 45177

> **Re: Air Transport Services Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 19, 2019**
> **File No. 000-50368**

Dear Mr. Payne:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure